Exhibit 99.3

COMMUNIQUÉ DE PRESSE

Algeria: TotalEnergies Strengthens its Gas Partnership with
Sonatrach and Extends it to Renewables

Algiers, July 10, 2023 - During a meeting held today in Algiers between Patrick Pouyanné, Chairman and CEO of TotalEnergies, and Toufik Hakkar, Chief Executive Officer of Sonatrach, a series of agreements were signed to strengthen the cooperation between the two companies in the production of natural gas, the delivery of liquefied natural gas (LNG) to Europe, and the development of renewables in Algeria.

1.	Natural gas: increased production at the Tin Fouyé Tabankort fields

Under a first agreement, which remains subject to the approval of the Algerian authorities, Sonatrach and TotalEnergies have agreed to convert the production contracts for the Tin Fouyé Tabankort II (TFTII) and Tin Fouyé Tabankort Sud (TFT sud) fields in southern Algeria (Sonatrach 51%, TotalEnergies 49%) to the framework established by the new Algerian Petroleum Law enacted on December 11, 2019. These are the first conversions of contracts in Algeria under the regime of the new Petroleum Law.

In this context, Sonatrach and TotalEnergies will pursue the investment program already launched to increase the gas production of TFTII and TFT South, which includes the upgrade of existing facilities and the drilling of additional wells. The combined production of the two fields is expected to exceed 100,000 boe per day by 2026, versus a level of around 60,000 boe per day in 2022, thus increasing the potential export of Algerian gas to the European market.

2.	European energy security: additional LNG deliveries

Under a second agreement, Sonatrach and TotalEnergies have extended for the year 2024 deliveries of 2 million tons per year of LNG to TotalEnergies at the port of Fos-Cavaou, near Marseille, France. These deliveries of Algerian natural gas by sea contribute directly to energy security in France and Europe.

3.	Energy transition: developing renewables in Algeria

TotalEnergies and Sonatrach have also signed a third deal to examine the development of projects to produce renewable energy in Algeria, specifically:

•	Renewables projects to solarize exploration and production sites for oil and gas, and to power seawater desalination plants;

•	A project to produce renewable, low carbon hydrogen for the export market;

•	An R&D program in low carbon energies and the energy transition.

"I am delighted to sign these new agreements with our strategic partner Sonatrach. They testify to TotalEnergies’ close ties to Algeria, whose resources contribute directly to Europe’s energy supply and security. We are also happy to support Algeria in the energy transition, by examining and developing its huge potential for renewables production," said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

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About TotalEnergies in Algeria

TotalEnergies is a long-standing player in the Algerian energy sector. Present in the country through its various subsidiaries. The Company is active in oil and gas exploration and production through its interests in the Tin Fouyé Tabankort and Timimoun gas fields, the Berkine Basin oil fields (Blocks 404a and 208) and liquefied natural gas via supply contracts with Sonatrach. In 2022, the Company produced 62 kboe/d (group share) in Algeria through its interests in the TFT II and Timimoun gas fields and in the Berkine Basin oil fields (blocks 404a and 208). Downstream, TotalEnergies Lubrifiants Algérie SPA and

Contacts TotalEnergies

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).